UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report of foreign private issuer on Form 6-K is being filed to provide the home country rule exemption disclosure to be included in the next Form 20-F of Brazil Potash Corp., a corporation incorporated and existing under the laws of the Province of Ontario, Canada (the “Company”), for the fiscal year ending December 31, 2025.

Corporate Governance

Pursuant to Section 110 of the NYSE American Company Guide (the “Company Guide”) the Company has elected to follow the Company’s home country rules with respect to Section 713 of the Company Guide.

Section 713 of the Company Guide provides that an issuer listed on the NYSE American is required to obtain shareholder approval in accordance with Section 705 of the Company Guide as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale, issuance, or potential issuance by the issuer of common shares (or securities convertible into common shares) equal to 20% or more of its presently outstanding common shares (or securities convertible into common shares) for less than the greater of book or market value of the shares (the “20% Rule”) or when the issuance or potential issuance of additional shares will result in a change of control of the issuer, including, but not limited to, those issuances that constitute a reverse merger (the “Change of Control Rule”).

Notwithstanding this general requirement, Section 110 of the Company Guide permits foreign private issuers to follow their home country practice rather than the shareholder approval requirements of the 20% Rule or the Change of Control Rule. The laws of Ontario Canada (the Company’s domicile of incorporation) do not require shareholder approval prior to any of the foregoing types of issuances and the Company has elected to follow its home country rules with respect to Section 713 of the Company Guide. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities in contravention of the 20% Rule or the Change of Control Rule.

Except for the foregoing, there is no significant difference between our corporate governance practices and what NYSE American requires of domestic U.S. companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: October 17, 2025	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer